SHAREHOLDER AGREEMENT

This Shareholder Agreement (this "**Agreement**"), is entered into, dated as of the Effective Date, between ESEMBLY INC., a Delaware corporation (the "**Company**") and {investor_name}, an individual (and, together with any additional shareholders of the Company, the "**Shareholders**").

The Shareholders own all of the issued and outstanding shares of the Company. The Company and the Shareholders realize that in the event of the death, disability, dissolution, or insolvency of a Shareholder or the sale of a Shareholder's stock during the Shareholder's lifetime, the Company's shares might pass into the ownership or control of persons other than the remaining Shareholder or Shareholders, which could disrupt the harmonious and successful management and operation of the Company. The Shareholders therefore feel that it is in their mutual interests to impose certain restrictions on themselves with reference to the transfer of the Company's stock. The Company and the Shareholders also desire to enter into various other agreements regarding the operation and management of the Company as set forth in this Agreement.

The parties therefore agree as follows:

1.   Shareholders' Ownership in Company. As of the date of this Agreement, the Corporation is authorized to issue two classes of shares: class A common and class B common (the "**Shares**"),. The Corporation is authorized to issue 1,000,000 class A common shares, $0.001 par value. The Corporation is authorized to issue 1,000,000 class B common shares, $0.001 par value. All voting rights of the Corporation are exercised by the holders of the class A common shares, and the class B common shares are nonvoting shares. Prior to the Offering, 90,000 class A common shares were issued and outstanding to the Shareholders as stated on exhibit A. The board of directors may update exhibit A on one or more occasions to reflect the then-current total number of authorized shares, their par value, the total number of shares issued and outstanding, the shareholders, and their ownership.

2.   Restrictions on Transfer of Shares; New Shareholders and Shares

2.1   General Restrictions on Transfer of Shares. The Shareholders agree that they will not sell, transfer, dispose of, encumber, pledge, hypothecate, or otherwise use as collateral or security for an obligation, or make a gift of any portion of their Shares, whether by voluntary or involuntary transfer, or a transfer by operation of law or otherwise, except upon the prior written approval of and subject to the conditions established by the board of directors in its sole discretion, which approval may be withheld or conditioned for any reason without liability to any director, the Company, or any Shareholder. Any attempted or purported transfer that is not in conformity with the terms and provisions of this Agreement will be null and void and will have no force and effect whatsoever. For purposes of this Agreement, a Shareholder's Shares will include Shares now owned and hereafter acquired, and will include any Shares owned by the Shareholder's spouse or issue, or owned by a trust, partnership, limited liability company, or other entity controlled by or held for the exclusive benefit of the Shareholder, the Shareholder's spouse, or issue.

2.2   Involuntary Transfers. If any portion of the Shares of any Shareholder, or any interest therein, are acquired by any third person, firm, or corporation as a result of execution, attachment, foreclosure judicial sale, by operation of law, or in any manner other than a voluntary transfer by the Shareholder, the Shares so acquired by that third person, firm, or

corporation will remain subject to the terms of this Agreement and to the rights of the Shareholders and the Company hereunder, and the person, firm, or corporation so acquiring those Shares shall, as a condition precedent to transfer of those Shares, enter into this Agreement by means of a counterpart signature page.

2.3 **Transfers to Certain Entities**. Notwithstanding anything to the contrary in this Agreement, a Shareholder is entitled to transfer, during life or upon death, all or part of the Shareholder's Shares, with or without consideration, to a trust, partnership, limited liability company, or other entity that is controlled by or held for the benefit of the Shareholder, and those transferred Shares may be retransferred from any such transferee back to the Shareholder, except that any Shares so transferred will remain subject to all of the terms of this Agreement just as though that transfer had not taken place. Notwithstanding the foregoing, a transferee of a Shareholder pursuant to this section 2.3 shall, upon the occurrence of the death or incapacity of a Shareholder that is an individual, or upon the exercise of an option as provided in this Agreement, present those Shares for purchase as provided in this Agreement for the price and upon the terms provided in this Agreement.

2.4 **New Shareholders**. No person may become a Shareholder, by operation of law or otherwise, unless such person agrees to become a party to and be bound by this Agreement and only upon the prior written approval of and subject to the conditions established by the board of directors in accordance with this Agreement, which approval may be withheld or conditioned for any reason without liability to any director, the Company, or any Shareholder. This Agreement may be executed by a new Shareholder by means of a counterpart signature page, which may or may not be associated with a subscription agreement related to a new Shareholder's purchase of Shares.

2.5 **Application of this Agreement to All Shares**. The Shares held by any new Shareholder, transferee (as a result of voluntary or involuntary transfer), or Purchaser (as defined below) of any Shareholder's Shares will be subject, and the holder of such Shares shall be bound by, all the terms, conditions, restrictions, and obligations of this Agreement, regardless of whether or not the new Shareholder, transferee, or Purchaser has executed this Agreement.

2.6 **Additional Shares**. Subject to this Agreement, the board of directors will have full authority to issue additional Shares to new or existing Shareholders.

2.7 **Withdrawal of Capital**. No Shareholder will have the right to demand the return or other distribution of the Shareholder's capital contributions to the Company except as part of the dissolution and winding up of the affairs of the Company.

3. **Buy-Sell Provisions**

3.1 **Company Option to Purchase Shares**. Upon the occurrence of a Trigger Event (as defined below), the Company will have an option for a period of 90 days from the date it receives notice of the occurrence of the Trigger Event to purchase all or some of the Shares of the

Shareholder who caused or is subject to the Trigger Event, or such person's legal representative (the "**Triggering Shareholder**"). "**Trigger Event**" means any one or more of the following events:

(a)   the death of a Shareholder that is an individual;

(b)   termination of employment of a Shareholder that is an individual;

(c)   the entry of an order or judgment by a court of competent jurisdiction adjudicating a Shareholder incapacitated to manage the Shareholder's person or estate;

(d)   the divorce or legal separation of a Shareholder from the Shareholder's spouse in which the Shareholder's spouse receives any rights related to any shares or the Company;

(e)   the bankruptcy or other financial insolvency of a Shareholder;

(f)   the dissolution of a Shareholder that is an entity;

(g)   any voluntary or involuntary transfer of all or a portion of a Shareholder's shares if such transfer is not specifically permitted by this Agreement; or

(h)   as to each Shareholder,

(1)   the breach by a Shareholder of any material term or provision of this Agreement or any other agreement by and among the Shareholders of the Company in their capacity as such, if the breach is not cured 5:00 p.m. (in the time zone of the Company's principal place of business) 10 days after written notice of the breach;

(2)   failure to comply with the policies of the Company if that failure is not cured before 5:00 p.m. (in the time zone of the Company's principal place of business) five days after written notice of the failure;

(3)   the Shareholder's conviction of, or plea of guilty or no contest to, any felony or a gross misdemeanor involving dishonesty, fraud or breach of trust;

(4)   the Shareholder's engagement in gross misconduct that is or could reasonably be expected to be materially harmful to the Company or its business, interests or reputation, including, but not limited to, the misappropriation of material funds, properties or assets of the Company by the Shareholder, intentional torts, fraud or other material dishonesty;

(5)   the imposition of fines, penalties, or assessments materially and adversely affecting the Company by any regulatory authority against the Company or the Shareholder as a result of grossly negligent or fraudulent actions or inactions by the Shareholder;

(6)   the breach by the Shareholder of any noncompetition or nonsolicitation agreement entered into by the Shareholder for the benefit of the Company; or

(7)   the Shareholder's breach of fiduciary duties to the Company if that breach is not cured before 5:00 p.m. (in the time zone of the Company's principal place of business) five days after written notice of the breach.

3.2   **Exercise of Option**. The option may be exercised by the Company (the "**Purchaser**") providing written notice (the "**Option Notice**") to the Triggering Shareholder within the permitted timeframe. In the event the option is exercised, the Triggering Shareholder shall sell the subject Shares (the "**Option Shares**") to the Purchaser as set forth in sections 3.3, 3.4, and 3.5. If the Triggering Shareholder's Shares are not purchased pursuant to section 3.1, the Option Shares will be free of the option, but will remain subject to the other terms and restrictions set forth in this Agreement, and any additional Trigger Events.

3.3   **Purchase Price**. The purchase price for the Option Shares will be determined as follows:

(a)   The Purchaser and the Triggering Shareholder may agree, before or after the Trigger Event, upon a price to be paid for the Option Shares.

(b)   If the parties cannot agree upon a purchase price within 30 days, the value of the Company will be determined, for purposes of determining the purchase price of the Option Shares, by an independent certified public accountant with experience in business valuations, as selected by the Purchaser and the Triggering Shareholder. If the Purchaser and the Triggering Shareholder cannot agree on an accountant, each may select an independent certified public accountant with experience in business valuations, and the selected accountants will mutually agree upon a third accountant with the requisite credentials.

(c)   The Purchaser and the Triggering Shareholder will use their reasonable efforts to cause the accountant to make its determination as promptly as possible and in any event within 45 days after the accountant has been retained, including by promptly complying with all reasonable requests for information, books, records, and similar items. The decision of the accountant shall be binding upon the Purchaser and the Triggering Shareholder. The purchase price to be paid for the Option Shares will be equal to the product obtained by multiplying (i) the value of the Company by (ii) a fraction whose numerator is the number of Option Shares and whose denominator is the total number of outstanding Shares as of the date of the Company's valuation.

3.4   **Method of Payment**. The purchase price for the Option Shares will be paid as follows:

(a)   Within 30 days of the date of the Option Notice, the Purchaser shall pay one-half of the purchase price in immediately available funds (the "**Cash Portion**") and sign and deliver to the Triggering Shareholder a negotiable promissory note (the "**Note**") for the balance of the purchase price, except that if the Company receives any disability insurance proceeds upon the incapacity of an incapacitated Shareholder, the Company shall pay over the proceeds as the down payment of the purchase price to the legal representative or other person holding the Shares to be purchased. To the extent the proceeds exceed the purchase price, the surplus may be retained by the Company.

(b)   The Note will accrue interest at the Prime Rate on the date of the Option Notice and be payable in 12 equal quarterly installments beginning on the first day of the second full calendar quarter following the date of the issuance of the Note. "**Prime Rate**" means the prime interest rate as published in *The Wall Street Journal* on the day of the Trigger Event. The Note will provide that if there is a default in payment of interest of principal, all future installments will become due and payable immediately. The Note will also provide that, in the event of default, interest will be assessed at a rate of 18% per annum, or the highest legal rate, whichever is lower, and if collection is necessary, the costs of collection, including a reasonable attorneys' fees, will be assessable against the party in default. The Note will provide that it may be prepaid at any time by the Purchaser without penalty.

3.5   **Closing**. Contemporaneously with receipt of the Cash Portion and Note, the Triggering Shareholder shall execute and deliver to the Purchaser such instruments as are reasonably requested by the Purchaser to transfer to the Purchaser full and complete title to the Option Shares. Each Shareholder hereby grants to the Company a power of attorney for the Company to act on behalf of the Shareholder to execute such documents as may be necessary or appropriate to accomplish the closing of the sale and purchase of the Shares. The power of attorney will be deemed coupled with an interest and will be effective automatically in the event the board of directors determines the Shareholder holding the Option Shares has not cooperated and performed as required by this section 3.

4.   **Protective Provisions**

4.1   **Noncompetition**. A Shareholder shall not, directly or indirectly, engage in any business that reasonably competes with the business of the Company ("**Business**") within the Restricted Area (as defined below) during the Noncompete Term (as defined below). "**Restricted Area**" means the United States and any country in which the Company does Significant business. "**Significant**" means important enough, from the perspective of a reasonable person in the Company's position, to merit attention, and it includes a lesser level of significance than does the term "material." "**Noncompete Term**" means the period beginning on the date of this Agreement and ending on the two-year anniversary of the date the Shareholder ceases to own the Shares.

4.2   **Nonsolicitation**. A Shareholder shall not, during the Noncompete Term, directly or indirectly, solicit, engage, or otherwise build a business relationship with any material investor, stockholder, director, customer, supplier, employee, consultant, agent, contractor, or investor of the Company or the buyer in such a way that is reasonably likely to cause material harm to the buyer at the time the action is taken.

4.3   **Nondisparagement**. A Shareholder shall not make any disparaging statement, either orally, electronically, or in writing, directly or indirectly, regarding the Company, the Company's subsidiaries, or their respective products or businesses, or any of the Company's or the Company's subsidiaries' shareholders, directors, officers, employees, or agents. Nothing in this Agreement will prohibit or restrict a Shareholder from (a) testifying under oath pursuant to legal process; or (b) providing information to, or otherwise assisting in any investigation or proceeding brought by, any state or federal regulatory or law enforcement agency, legislative body, or the designated compliance or human resources officers of the Company or a subsidiary of the Company; or (c) making any other disclosure required by law.

4.4 **Adjustment to Scope**. If any restrictive covenant contained in this Agreement is determined by a court or arbiter of competent jurisdiction to be invalid or unenforceable for any reason, such covenant shall be deemed amended so as to extend over the maximum period of time, geographical area and scope of activity as to which it is valid and enforceable as determined by the court or arbiter and shall be enforceable and enforced as so amended.

4.5 **Breach**. The parties acknowledge and agree that, if this section 4 is breached, the Company could not be made whole by monetary damages. Accordingly, the Company, in addition to any other remedy to which the Company may be entitled, is entitled to seek an injunction to prevent a breach of this section 4, to seek an order compelling specific performance of this section 4, and to seek other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing, or future) of this section 4. If a party breaches any covenant in this section 4, the term of that covenant as to that party will be extended by the period of the duration of the breach.

5. **General Provisions**

5.1 **Legal Effect**. The provisions of this Agreement shall be deemed covenants running with the ownership of the Shares presently owned by the Shareholders, or hereafter acquired by them, and shall be binding upon and inure to the benefit of the parties hereto, and also upon their heirs, executors, administrators, successors, or assigns; and the parties agree for themselves and their heirs, executors, administrators, successors, or assigns, to execute any instruments and to perform any act which may be necessary or proper to carry out the purposes of this Agreement.

5.2 **Endorsement of Certificates**. The Shareholders agree that all stock certificates, if any, evidencing ownership of Shares, either now held or acquired in the future, shall be endorsed as follows:

"THIS STOCK CERTIFICATE IS SUBJECT TO A SHAREHOLDER AGREEMENT EXECUTED BY THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY, AND IS TRANSFERABLE ONLY IN ACCORDANCE WITH THAT AGREEMENT."

5.3 **Termination**. This Agreement will terminate upon the occurrence of any one of the following events:

(a)   The written agreement of the Company and all of the Shareholders to that effect.

(b)   The bankruptcy or receivership of the Company.

(c)   Whenever there is only one surviving Shareholder bound by the terms of this Agreement.

(d)   If not sooner terminated, 21 years after the death of the last natural Shareholder living as of the date this Agreement.

5.4   **Insurance**. The Company shall have the right, but not the obligation, to obtain insurance, disability insurance or life insurance (whole life or term or any combination thereof) on the life of any Shareholder. In the event it obtains insurance, the Company shall have the right to increase, terminate, or reduce the insurance whenever, in the opinion of the Company, the insurance or additional or less insurance is required to assist the Company in exercising its options under this Agreement. The Company shall be the owner of the policies issued to it and may apply to the payment of premiums any dividends declared and paid on the policies.

5.5   **Notices**. Each party giving or making any notice, request, demand, or other communication (each, a "**Notice**") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which, for purposes of this Agreement, is a writing: personal delivery, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally-recognized overnight courier (with all fees prepaid), facsimile, or PDF (portable document format) attached to an email. Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "**Addressee**") at the address of the Shareholder appearing on the stock books of the Company or another address as designated by a party in a Notice given to the other parties pursuant to this section. Except as may be expressly stated otherwise in this Agreement, a Notice is effective only if the party giving the Notice has complied with this section and the Addressee has received the Notice. A Notice is deemed received as follows: (a) if a Notice is delivered in person, sent by Registered or Certified Mail, or sent by nationally-recognized overnight courier, upon receipt as indicated by the date on the receipt; (b) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; and (c) if a Notice is sent as a PDF attachment to an email, upon proof the email was sent. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no or improper Notice was given, then the Notice is deemed delivered and received by the Addressee upon the rejection, refusal, or inability to deliver. If a Notice is received after 5:00 p.m. on a business day where the Addressee is located, or on a day that is not a business day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next business day where the Addressee is located.

5.6   **Amendments**. This Agreement may be amended at any time, in whole or in part, by a written agreement that sets forth the amendment and that is signed by the Company and all of the Shareholders. Notwithstanding the foregoing, the board of directors may unilaterally and without further action amend exhibit A.

5.7   **Entire Agreement.** This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement.

5.8   **Waivers.** The parties may waive any provision in this Agreement only by a writing executed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

5.9 **Severability.** If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

5.10 **Counterparts; Facsimile and Electronic Signatures.** The parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile or electronically is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the executed counterpart of the party to be charged.

5.11 **Transaction Costs.** Except as expressly provided in this Agreement, each party will pay the party's own fees and expenses (including the fees and expenses of the party's agents, representatives, attorneys, and accountants) incurred in connection with the negotiation, drafting, execution, delivery, and performance of this Agreement and the transactions it contemplates.

5.12 **Third-Party Beneficiaries.** This Agreement does not and is not intended to confer any rights or remedies upon any person other than the Company and its Shareholders.

5.13 **Interpretation.** This Agreement will not be construed in favor of or against any party for any reason, including because of authorship.

5.14 **Governing Law**. The laws of the state of Delaware (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement

5.15 **Dispute Resolution**

(a) **Generally.** If a dispute arises out of or relates to this Agreement, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation before resorting to arbitration, litigation, or some other dispute resolution procedure. The mediation will take place in New York City, New York. Any controversy or claim arising out of or relating to this Agreement that is not settled through mediation, will be settled by arbitration in New York City, New York, in accordance with the Delaware Uniform Arbitration Act, and judgment on the award rendered by the arbitrator may be entered in any court of competent jurisdiction. There will be one arbitrator, which will be selected by the parties. If the parties cannot agree upon the arbitrator, any party may petition a court of competent jurisdiction to appoint the arbitrator pursuant to the Delaware Uniform Arbitration Act. The parties will cause the arbitrator to render the arbitrator's decision within 180 days after the designation of the arbitrator, and the parties shall cooperate with each other and the arbitrator in the conduct of the arbitration to permit that timing. In the event the arbitrator determines the arbitrator cannot practically render a decision within the 180-day period, the arbitrator may extend the 180-day period to be the shortest reasonable period allowing for expedited discovery. All mediation and arbitration will be confidential.

(b)   **Small Claims.** For any claim (excluding claims for injunctive or other equitable relief) where the total amount of the award sought is less than $20,000, the party requesting relief may elect to resolve the dispute in a cost-effective manner through binding non-appearance-based arbitration in accordance with the Delaware Uniform Arbitration Act. The arbitrator and the parties must comply with the following rules: (a) the arbitration will be conducted by telephone, online, or be solely based on written submissions, and the specific manner will be chosen by the party initiating the arbitration; (b) the arbitration will not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator will be final and may be entered in any court of competent jurisdiction.

5.16   *Waiver of Jury Trial.* **Each party knowingly, voluntarily, and intentionally waives the party's right to a trial by jury to the extent permitted by law in any action or other legal proceeding arising out of or relating to this Agreement and the transactions it contemplates. This waiver applies to any action or other legal proceeding, whether sounding in contract, tort, or otherwise. Each party acknowledges that the party has received the advice of competent counsel.**

5.17   **Litigation Expenses.** If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which a successful or prevailing party (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including all fees, taxes, costs, and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this section, the term "attorneys' fees" includes paralegal fees, investigative fees, expert witness fees, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

5.18   **Advice of Counsel.** Each party acknowledges and agrees that the terms of this Agreement have been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties. The parties acknowledge and agree that Carman Lehnhof Israelsen LLP represents the Company and does not represent any other party to this Agreement, has not given advice to any other party to this Agreement, and has recommended to nonrepresented parties that they seek competent legal counsel related to this Agreement.

5.19   **Tax Treatment.** Each Shareholder acknowledges and agrees that the Shareholder has had the opportunity to confer with the Shareholder's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

        5.20   **Specific Performance**. The parties acknowledge that in the event of the breach of this Agreement, the non-breaching parties would not have an adequate remedy in law. The parties therefore agree that a non-breaching party shall have the right to enforce the rights under this Agreement not only by an action or actions for damages, but also by an action or actions for the specific performance of this Agreement.

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The parties are signing this Shareholder Agreement of Esembly Inc. on the Effective Date below.

Effective Date:

COMPANY:

ESEMBLY INC.

Signature:
Name: Liz Turrigiano
Title: President

SHAREHOLDER:

Signature:
Name: {investor_name}

**EXHIBIT A**

**SHARES AND SHAREHOLDERS**

As of July 13, 2018

Authorized Shares:	1,000,000 shares of class A common stock;
	1,000,000 shares of class B common stock
Par Value:	$0.001 per share for both class A and class B common stock
Issued and Outstanding:	97,348 shares of class A common stock

The issued and outstanding Shares are owned as follows:

Name of Shareholder	Number of Shares Held
Sarah E. Edwards	37,348 of Class A
Marta Baumann	30,000 of Class A
Elizabeth Turrigiano	30,000 of Class A

Additional Shares Being Issued:
Shareholder: {investor_name}
Shares issued: {number_of_shares} of {term_name}